Final Term Sheet
Filed pursuant to Rule 433
Dated October 30, 2006

Relating to
Prospectus Supplement dated October 30, 2006 to
Registration Statement No. 333-102020

$400,000,000 5.375% Notes due 2016

Issuer:	Praxair, Inc.
Principal Amount:	$400,000,000
Title of Securities:	5.375% Notes due 2016
Trade Date:	October 30, 2006
Original Issue Date (Settlement Date):	November 2, 2006
Maturity Date:	November 1, 2016
Yield to Maturity:	5.399%
Spread to Benchmark Treasury:	72 basis points
Benchmark Treasury:	4.875% due August 15, 2016
Benchmark Treasury Price and Yield:	101-16+ / 4.679%
Public Offering Price (Issue Price):	99.817% of the Principal Amount thereof
Interest Rate:	5.375% per annum
Interest Payment Dates:	Semi-annually in arrears on each May 1 and November 1, commencing May 1, 2007.
Redemption Provision:	Make-whole call at the Adjusted Treasury Rate plus 15 basis points.
Joint Bookrunners:	Citigroup Global Markets Inc., Banc of America Securities LLC and Credit Suisse Securities (USA) LLC
Co-Managers:	Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Santander Investment Securities Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (i) Citigroup Global Markets Inc. toll free 1-877-858-5407, (ii) Banc of America Securities LLC toll free 1-800-294-1322 or (iii) Credit Suisse Securities (USA) LLC toll free 1-800-221-1037.

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